SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Execution of Contract for the construction of pre-salt platforms

Rio de Janeiro, November 11 2010, Petróleo Brasileiro S.A. - Petrobras announces that, together with its partners (BG, Galp Energia, and Repsol), and through its Tupi-BV and Guará-BV affiliates, it signed two contracts worth a total of $3.46 billion, today, with the Brazilian outfit Engevix Engenharia S.A. for the construction of eight hulls for the platforms to be used in the first phase of production development for the pre-salt area in the Santos Basin.

These units are part of the new strategy for the construction of production units, being designed viewing to simplify projects and standardize equipments. Producing identical hulls in series will accelerate the construction phase, and will allow economies of scale and cost minimization.

Each platform, all of which FPSOs (floating, production, storage and offloading units), will have the capacity to process up to 150,000 barrels of oil and 6 million cubic meters of gas per day. All units are expected to start operating by 2017 and aims to reach the production targets set in Petrobras´ Business Plan for the pre-salt area. The expectation is that these platforms will add about 900,000 barrels of oil per day to domestic production when operating at maximum capacity.

The hulls will be built at the Rio Grande Naval Pole (state of Rio Grande do Sul), with local content expected to reach around 70%. The first steel shipments will be made in January, and hull construction will start in March. The first two hulls will be delivered in 2013, while the others in 2014 and 2015.

Of the eight units, six will be operated by the consortium formed for Block BM-S-11, in which the Tupi and Iracema areas are located. The two others will be operated by the consortium formed for Block BM-S-9, where the Guará and Carioca fields are located.

The Block BM-S-11 consortium is operated by Petrobras (65%), in partnership with BG E&P Brasil Ltda. (25%), and Galp Energia (10%). The Block BM-S-9 consortium, meanwhile, is operated by Petrobras (45%), in partnership with BG E&P Brasil Ltda. (30%), and Repsol Brasil S.A. (25%).

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.